

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 12, 2013

H. Douglas Chaffin
President and Chief Executive Officer
MBT Financial Corp
102 E. Front Street
Monroe, Michigan 48161

Re: MBT Financial Corp
Registration Statement on Form S-1
Filed October 25, 2013
File No. 333-191901

Dear Mr. Chaffin:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Revise to recast the document in a readable type size that is in roman type at least as large and as legible as 10-point modern type throughout. The type size of your document appears too small.

2. In the next amendment fill-in all non-430A information.

Cover Page

3. Disclose the offering amount as a percentage of total outstanding shares.

4. Expand here, and elsewhere as appropriate, to clarify the commitment of the standby purchasers if the offering is increased to $20 million; for example, whether they are still committed to purchase all of the offering.

5. Expand here, and elsewhere as appropriate, to clarify whether the standby purchasers are purchasing as part of the offering.

6. Disclose that subscribers may not revoke their subscription.

7. Disclose that you are conducting the offering to comply with a consent order requiring you to raise $26 million in capital to comply with minimum capital ratios.

8. Expand the offering summary table to include a column for the $20 million amount.

Forward Looking Statements – page 1

9. Please move this section to after the risk factors.

Questions and Answers
Why are we conducting the rights offering?, page 5

10. Expand to clarify that this offering will not raise the $26 million needed to comply with minimum capital ratios and clarify your plans for raising the remainder.

What are the material U.S. tax consequences…, page 7

11. Form S-1 and Item 601(b)(8) of Regulation S-K require you to obtain and file a tax opinion as to the material federal income tax consequences of the distribution and exercise of the subscription rights. Accordingly, please state that you have an opinion of counsel as to the material federal income tax consequences; summarize the opinion briefly here and in the Summary section; revise the main section on page 105; and file the opinion. Alternately, advise the staff why no tax opinion is required.

Summary
Loan Quality Update and Trends, page 12

12. Update here and throughout to September 30, 2013 results.

The Rights Offering, page 15

13. Briefly discuss the recent private placements.

14. Add a Use of Proceeds section that summarizes the disclosure required by Item 504 of Regulation S-K. Expand the main section on page 34 to fully discuss the uses of the proceeds beyond capitalizing the bank. For example, are there plans or discussions about changes to lending, acquisitions, pursuit of non-banking activities, etc.

<u>Exhibits</u>

15. Please file the excluded exhibits, including the legal opinion and subscription agreement, as we may have comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jessica Livingston, Senior Counsel, at 202-551-3448 or me at 202-551-3434 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Counsel